Exhibit 99.2

Eblasakimab Phase 2b TREK-AD Topline readout
6 July 2023
Restated 18 August 2023
NASDAQ: ASLN
Eblasakimab Phase 2b TREK-AD Topline readout
6 July 2023
Restated 18 August 2023
NASDAQ: ASLN

Legal disclaimer
This presentation contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited (the “Company”). These forward-looking statements may include, but are not limited to, statements regarding the
Company’s business strategy, the Company’s plans to develop and commercialize its product candidates, the safety and efficacy of the Company’s product candidates, including their potential to be best-in-class, the Company’s plans and expected timing with respect to clinical trials, clinical trial enrolment and clinical trial results for its product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, the size and growth potential of the markets for the Company’s product candidates, and the potential for eblasakimab as a treatment for atopic dermatitis. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; the fact that results of earlier studies and trials may not be predictive of future trial results; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2023. This presentation discusses product candidates that are under clinical study, and which have not yet been approved for marketing by the US Food and Drug Administration. No representation is made as to the safety or effectiveness of these product candidates for the use for which such product candidates are being studied. Caution should be exercised when comparing data across trials of different products and product candidates. Differences existing between trial designs and patient populations and characteristics. The results across such trials may not have interpretative value on our existing or future results. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “view,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement. 2

Eblasakimab monthly dosing shows potential for best-in-class therapy in positive Phase 2b study in atopic dermatitis (AD)
First monthly dosing regimen with competitive efficacy and safety profile
Potential to become a leading therapy in treating allergic disease, if approved
Eblasakimab dosed once with 600mg every 4 weeks met primary endpoint in TREK-AD, achieving EASI-75 of 52.0%, EASI-90 of 27.6% and vIGA-AD 0/1 of 31.2% Eblasakimab dosed once every two weeks also met the primary endpoint with statistical significance, as well as meeting key secondary endpoints Unique loading dose regimen delivered rapid onset of action with statistically significant improvement in EASI score reduction by week 4 Generally well-tolerated at all dose levels with low rates of conjunctivitis and injection site reactions supporting the potential for a differentiated safety profile Data supports advancement into Phase 3 in 2024
First biologic in moderate-to-severe AD to demonstrate competitive efficacy profile with once-monthly dosing from initiation comparable to once every two weeks By providing dual blockade of IL-4 and IL-13 signaling, has potential to deliver a compelling profile in other major diseases, such as COPD and asthma
3
EASI-75 and EASI-90 figures as restated on 18 August 2023

Significant unmet needs exist despite existing and soon-to-be-approved therapies

Attributes related to		Desirable attributes	*Dupilumab*	*Tralokinumab*	*Lebrikizumab*[1]	Oral JAKi
Efficacy	Efficacy profile comparable or better than *dupilumab*[2]	✓	✓		✓	✓
	Rapid onset of disease improvement[3]	✓			?	✓
	Complete inhibition of Type 2 receptor without affecting Type 1 receptor[4]	✓				
	Proven to block sensitization of human itch neurons to IL-13 and IL-4[5]	✓				
Safety	No boxed warning or monitoring[6]	✓	✓	✓	✓	×
	Low rates of conjunctivitis and Type 1 driven effects[7]	✓				✓
Dosing and Convenience	Convenient dosing: monthly injection from start of treatment or oral[8]	✓				✓
	Potential for flexible dosing[9]	✓				✓
	Stable at room temperature (no refrigeration required)[10]	✓			?	✓
Treating comorbidities	Effective in other atopic diseases[11]	✓	✓			

1. *Lebrikizumab* is a candidate drug and not approved for AD
2. Based on EASI-75 and IGA endpoints from monotherapy phase 3 studies
3. For approved drugs, whether the label claims any form of fast or rapid effects on disease severity (EASI-75 or IGA). Approved label claim for candidate drugs not yet known.
4. Based on published preclinical and mechanistic data.
5. Based on published preclinical data.
6. For approved drugs, based on label. For candidate drugs, based on monitoring requirements and reports of drug-related SAEs in phase 3
7. For approved drugs, based on label showing monotherapy conjunctivitis rate less than 5%. For candidate drugs, based on monotherapy phase 3 showing conjuncitivitis rates below 5%
8. For approved drugs, based on approved dosing regimens. For candidate drugs, based on regimens tested in phase 3 program at initiation of treatment (after loading doses)
9. For approved drugs, based on adult dosing schedule that can be adjusted according to response, safety or other patient characteristics. For candidate drugs, based on adjustments in dosing tested during monotherapy phase 3
10. For approved drugs, based on storage recommendations in label for periods of one month or longer. Storage requirements for candidate drugs not yet known.
11. Based on clinical trials that have delivered positive data.

For illustrative purposes only. Not a head-to-head comparison. Caution should be exercised when comparing data across trials of different products and product candidates. Differences exist between trial designs and patient populations and characteristics. The results across such trials may not have interpretative value on our existing or future results.

4

Eblasakimab is the only monoclonal antibody in the clinic targeting the IL-13 receptor IL-4 IL-13 Eblasakimab IL-4R 13R 1 Type 2 receptor Allergic inflammation IL-4 and IL-13 are central to triggering allergy and symptoms of atopic dermatitis By targeting the IL-13 receptor, eblasakimab’s novel approach blocks the Type 2 receptor, preventing signaling through both IL-4 and IL-13, whilst sparing the Type 1 receptor Recently published translational data demonstrates blockade of the IL-13 receptor can lead to more efficient reduction of Th2 cytokines without an increase in Th1 cytokines, as compared to blockade of the IL-4 receptor 5

TREK-AD study design LD 300mg Q2W (N 60) LD 400mg Q2W (N 60) Adult moderate-to-severe AD patients Safety LD 400mg Q4W (N 60) randomized 1:1:1:1:1 follow-up (N 300) LD 600mg Q4W (N 60) LD Placebo (N 60) 16 week treatment period 12 week safety follow up Loading dose of 600mg for the Q2W dose groups at week 0 and week 1 Loading dose of 600mg for the Q4W dose groups at week 0, week 1 and week 2 6

TREK-AD study design

Study endpoints	• Primary endpoint: percent change from baseline in EASI • Secondary endpoints: EASI-75, EASI-90, vIGA-AD 0/1, PROs, BSA, SCORAD
Key inclusion criteria	• EASI ≥ 16 • vIGA-AD ≥ 3 • BSA ≥ 10% • Inadequate response or contraindication to TCS/TCI
Statistical methods	• Trial powered to demonstrate statistical significance at the two-sided 5% significance level for the primary endpoint • Continuous endpoints analyzed by MMRM (primary analysis) and ANCOVA with MCMC-MI used to handle missing data (sensitivity analysis). Data following initiation of rescue medication or after treatment discontinuation was set to missing for both analyses • Binary endpoints analyzed by CMH method with missing data imputed using MCMC-MI except for patients who took rescue medication or discontinued due to lack of efficacy, who were considered non-responders

BSA: body surface area, EASI: eczema area and severity index, vIGA-AD: validated investigator global assessment atopic dermatitis, TCS: topical corticosteroid, TCI: Topical calcineurin inhibitors, MMRM: Mixed model for repeated measures, MCMC: Markov chain Monte Carlo, MI: Multiple Imputation, CMH: Cochran-Mantel-Haenszel

7

Baseline disease characteristics (ITT) Placebo 600mg Q4W 400mg Q2W 300mg Q2W 400mg Q4W (n=57) (n=59) (n=56) (n=58) (n=59) Disease duration (years) - mean (SD) 19.6 (14.5) 22.4 (16.5) 23.5 (17.9) 21.2 (19.0) 22.0 (15.2) Disease onset (years) - mean (SD) 19.4 (19.8) 18.2 (21.2) 17.6 (21.4) 18.6 (17.4) 15.6 (19.2) Prior dupilumab exposure - n (%) 3 (5.3%) 6 (10.2%) 3 (5.4%) 5 (8.6%) 6 (10.2%) EASI score - mean (SD) 28.3 (10.5) 26.6 (11.9) 30.2 (12.4) 26.4 (11.5) 28.0 (11.2) vIGA-AD score - n (%) 3 Moderate 34 (59.7%) 35 (59.3%) 32 (57.1%) 34 (58.6%) 35 (59.3%) 4 Severe 23 (40.4%) 24 (40.7%) 24 (42.9%) 24 (41.4%) 24 (40.7%) BSA (%) - mean (SD) 40.9% (19.1%) 38.5% (20.5%) 43.0% (23.0%) 38.6% (23.0%) 40.0% (20.1%) ITT: intent to treat population was prespecified to exclude 2 patients who were randomized but not dosed (1 patient in placebo arm and 1 patient in 400mg Q4W arm) 8

Primary endpoint: percent change in EASI from baseline at week 16 Week 0 2 4 6 8 10 12 14 16 0 Statistically (%) Dose LS Mean (%) P value -10 600mg Q4W (n=59) significant EASI 300mg Q2W (n=58) in -20 400mg Q2W (n=56) 600mg Q4W -73.0 0.0010 Placebo Q2W (n=57) 400mg Q2W -65.8 0.0294 baseline -30 -40 300mg Q2W -69.8 0.0050 from -50 400mg Q4W -61.9 0.1054 -change -60 Placebo -51.1 - Mean -70 -80 Statistically significant from week 4 P value is calculated versus placebo for least squares mean values by MMRM method 9

Compelling activity with Q4W *eblasakimab* dosing



Eblasakimab Ph1b1
Eblasakimab Ph2b2
Dupilumab Ph2b3
Dupilumab Ph34
PBO
600mg QW
PBO
600mg Q4W
400mg Q2W
300mg Q2W
PBO
300mg Q2W
PBO
300mg Q2W
Mean change from baseline in EASI (%)
0
-20
-40
-60
-80
-27.0
-65.0
-51.1
-73.0
-65.8
-69.8
-26.3
-70.8
-34.3
-70.0

For illustrative purposes only. Not a head-to-head comparison. Caution should be exercised when comparing data across trials of different products and product candidates. Differences exist between trial designs and patient populations and characteristics. The results across such trials may not have interpretative value on our existing or future results.

1 Veverka et al (2022) EADV Congress, patients who received rescue treatment as missing data from the time of rescue. LOCF applied to missing data, data from mITT population
2 Patients who received rescue treatment as missing data from the time of rescue. MMRM analysis method
3 Thaci et al (2016) Lancet 387(10013): for patients who received rescue medications, data set to missing from the time of rescue. MMRM analysis method
4 Thaci et al (2019) J Dermatol Sci 94(2):266-275 Patients who received rescue treatment as missing data from the time of rescue in SOLO1 and SOLO2. MCMC-MI applied to missing data

10

EASI-75 at week 16



60
40
20
0
EASI-75 (%)
P = 0.0040
P = 0.0050
P = 0.0360
24.4
52.0
43.6
51.2
Placebo (n=57)
600mg Q4W (n=59)
400mg Q2W (n=56)
300mg Q2W (n=58)



80
60
40
20
0
600mg Q4W (n=59)
300mg Q2W (n=58)
400mg Q2W (n=56)
Placebo Q2W (n=57)
0
2
4
6
8
10
12
14
16
Week

P value is calculated versus placebo with MCMC-MI
EASI-75 figures as restated on 18 August 2023

11

Historical comparisons of EASI-75



80
60
40
20
0
EASI-75 (%)
Eblasakimab Ph1b[1]
69.0
15.0
PBO
600mg QW
Eblasakimab Ph2b[2]
24.4
52.0
43.6
51.2
PBO
600mg Q4W
400mg Q2W
300mg Q2W
Dupilumab Ph2b[3]
11.5
53.1
PBO
300mg Q2W
Dupilumab Ph3[4]
15.2
50.3
PBO
300mg Q2W

For illustrative purposes only. Not a head-to-head comparison. Caution should be exercised when comparing data across trials of different products and product candidates. Differences exist between trial designs and patient populations and characteristics. The results across such trials may not have interpretative value on our existing or future results.

1 Veverka et al (2022) EADV Congress, patients who received rescue treatment as missing data from the time of rescue. LOCF analysis method, data from mITT population
2 Patient considered as non responder after rescue treatment or discontinuations due to lack of efficacy. MCMC-MI applied to other missing data
3 Thaci et al (2016) Lancet 387(10013):40-52 and EPAR, patient considered as non responder after rescue treatment. Non-responder imputation applied to missing data
4 Thaci et al (2019) J Dermatol Sci 94(2):266-275, patient considered as non responder after rescue treatment in SOLO1 and SOLO2. LOCF analysis method for other missing data

EASI-75 figures for *eblasakimab* Ph2b as restated on 18 August 2023

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EASI-90 and vIGA-AD 0/1 at week 16



40
30
20
10
0
EASI-90 (%)
P = 0.0080
P = 0.0177
P = 0.0028
7.9
27.6
25.3
30.8
Placebo (n=57)
600mg Q4W (n=59)
400mg Q2W (n=56)
300mg Q2W (n=58)



40
30
20
10
0
vIGA-AD 0/1 (%)
P = 0.0502
P = 0.0380
P = 0.0327
15.1
31.2
32.6
33.1
Placebo (n=57)
600mg Q4W (n=59)
400mg Q2W (n=56)
300mg Q2W (n=58)

P value is calculated versus placebo by MCMC-MI
EASI-90 figures as restated on 18 August 2023

13

Historical comparisons of EASI-90



Eblasakimab Ph1b[1]
Eblasakimab Ph2b[2]
Dupilumab Ph2b[3]
Dupilumab Ph3[4]
EASI-90 (%)
40
30
20
10
0
38.0
15.0
27.6
25.3
30.8
7.9
29.7
3.3
32.8
7.4
PBO
600mg QW
PBO
600mg Q4W
400mg Q2W
300mg Q2W
PBO
300mg Q2W
PBO
300mg Q2W

For illustrative purposes only. Not a head-to-head comparison. Caution should be exercised when comparing data across trials of different products and product candidates. Differences exist between trial designs and patient populations and characteristics. The results across such trials may not have interpretative value on our existing or future results.

1 Veverka et al (2022) EADV Congress, patients who received rescue treatment as missing data from the time of rescue. LOCF analysis method, data from mITT population
2 Patient considered as non responder after rescue treatment or discontinuations due to lack of efficacy. MCMC-MI applied to other missing data
3 Thaci et al (2016) Lancet 387(10013):40-52 and EPAR, patient considered as non responder after rescue treatment. Non-responder imputation applied to missing data.
4 Thaci et al (2019) J Dermatol Sci 94(2):266-275, non-responder imputation: patients after rescue treatment or withdrawal from the study were considered as non responders in SOLO1 and SOLO2

EASI-90 figures for *eblasakimab* Ph2b as restated on 18 August 2023

14

Historical comparisons of vIGA-AD 0/1



IGA or vIGA-AD 0/1 (%)
60
40
20
0
Eblasakimab Ph1b[1]
IGA
15.0
44.0
PBO
600mg QW
Eblasakimab Ph2b[2]
vIGA-AD
15.1
31.2
32.6
33.1
PBO
600mg Q4W
400mg Q2W
300mg Q2W
Dupilumab Ph2b[3]
IGA
2.0
30.0
PBO
300mg Q2W
Dupilumab Ph3[4]
IGA
10.2
37.4
PBO
300mg Q2W

For illustrative purposes only. Not a head-to-head comparison. Caution should be exercised when comparing data across trials of different products and product candidates. Differences exist between trial designs and patient populations and characteristics. The results across such trials may not have interpretative value on our existing or future results.

1 Veverka et al (2022) EADV Congress, patients who received rescue treatment as missing data from the time of rescue. LOCF analysis method, data from mITT population
2 Patient considered as non responder after rescue treatment or discontinuations due to lack of efficacy. MCMC-MI applied to other missing data
3 Thaci et al (2016) Lancet 387(10013):40-52, patients who received rescue treatment or withdrew were considered non-responders
4 Thaci et al (2019) J Dermatol Sci 94(2):266-275, patient considered as non responder after rescue treatment in SOLO1 and SOLO2. LOCF analysis method for other missing data

15

Eblasakimab was generally well-tolerated, consistent with previous studies

Treatment Emergent Adverse Event (TEAE)[1] by category - n (%)	Placebo (n=57)	All Ebla (n=232)	600mg Q4W (n=59)	400mg Q2W (n=56)	300mg Q2W (n=58)	400mg Q4W (n=59)
Any	33 (57.9)	164 (70.7)	41 (69.5)	43 (76.8)	32 (55.2)	48 (81.4)
Serious Adverse Event (SAE)[2]	1 (1.8)	3 (1.3)	0	1 (1.8)	1 (1.7)	1 (1.7)
AEs with frequency of 5% or more across treatment arms[3]:						
• Nasopharyngitis	5 (8.8)	31 (13.4)	8 (13.6)	8 (14.3)	5 (8.6)	10 (16.9)
• Dermatitis atopic	4 (7.0)	20 (8.6)	3 (5.1)	5 (8.9)	4 (6.9)	8 (13.6)
• Headache	4 (7.0)	16 (6.9)	8 (13.6)	1 (1.8)	1 (1.7)	6 (10.2)
• Upper respiratory tract infection	3 (5.3)	15 (6.5)	3 (5.1)	2 (3.6)	6 (10.3)	4 (6.8)
AEs of interest:						
• Injection site reactions	1 (1.8)	11 (4.7)	4 (6.8)	3 (5.4)	0	4 (6.8)
• Conjunctivitis[4]	1 (1.8)	12 (5.2)	4 (6.8)	5 (8.9)	1 (1.7)	2 (3.4)
• Herpes infections	2 (3.5)	7 (3.0)	3 (5.1)	0	1 (1.7)	3 (5.1)
- Herpes simplex infection[5]	2 (3.5)	6 (2.6)	3 (5.1)	0	0	3 (5.1)
- Herpes zoster infection	0	1 (0.4)	0	0	1 (1.7)	0

1 This includes all adverse events recorded through to week 16 or last dose for completed patients
2 None were deemed as being drug related, all three across active arms were worsening of AD
3 Applies to AEs that map to the Medical Dictionary for Regulatory Activities dictionary term
4 Includes conjunctivitis, noninfectious conjunctivitis and conjunctivitis allergic
5 Includes oral herpes, herpes simplex infection, herpes virus infection, nasal herpes and herpes ophthalmic

16

Our vision: to transform the lives of AD patients First monthly dosing regimen with competitive efficacy and safety profile Potential to be best-in-class treatment for moderate-to-severe AD patients Eblasakimab, if approved, would provide a compelling reason for patients to switch Potential to become a leading therapy in treating allergic disease, if approved Upcoming expected milestones: 1Q 2023 2Q 2023 3Q 2023 4Q 2023 1Q 2024 $20 million financing Eblasakimab Phase 2 Farudodstat Eblasakimab Eblasakimab Eblasakimab led by BVF TREK-DX topline readout Phase 2a PoC licensing Phase 2b TREK-AD additional study in AA deal for TREK-AD topline data: PROs, Eblasakimab TREK-AD Farudodstat Phase 2a completion of enrollment initiation Japan signed data readout biomarkers1 interim topline readout Preparation for Phase 3 1 Expected to be submitted for presentation at a future scientific congress 17

Q&A 18

Our vision: to transform the lives of AD patients First monthly dosing regimen with competitive efficacy and safety profile Potential to be best-in-class treatment for moderate-to-severe AD patients Eblasakimab, if approved, would provide a compelling reason for patients to switch Potential to become a leading therapy in treating allergic disease, if approved Upcoming expected milestones: 1Q 2023 2Q 2023 3Q 2023 4Q 2023 1Q 2024 $20 million financing Eblasakimab Phase 2 Farudodstat Eblasakimab Eblasakimab Eblasakimab led by BVF TREK-DX topline readout Phase 2a PoC licensing Phase 2b TREK-AD additional study in AA deal for TREK-AD topline data: PROs, Eblasakimab TREK-AD Farudodstat Phase 2a completion of enrollment initiation Japan signed data readout biomarkers1 interim topline readout Preparation for Phase 3 1 Expected to be submitted for presentation at a future scientific congress 19

Eblasakimab Phase 2b TREK-AD Topline readout 6 July 2023 Restated 18 August 2023 NASDAQ: ASLN ASLAN PHARMACEUTICALS